Exhibit 4.4

SUBORDINATED PROMISSORY NOTE

Teladoc, Inc., a Delaware corporation (“Purchaser”), and Alon Matas (“Seller Representative”), in his capacity as representative of each of the persons list on Schedule I attached hereto (collectively, the “Holders”), have executed this Subordinated Promissory Note (this “Note”) as of January 23, 2015 (the “Effective Date”).  For value received, Purchaser promises to pay in accordance with the terms hereof to the Holders the initial principal amount of One Million and No/100 Dollars ($1,000,000.00), or such other principal amount as to which the initial principal amount is adjusted from time to time as hereinafter set forth in this Note (the “Principal Amount”), together with interest on the outstanding Principal Amount at an annual rate equal to the rate specified in Section 3 of this Note, but subject to offset and withholding in accordance with Section 2 below.

1.                                      General; Offset and Withholding.  Purchaser and Seller Representative agree that this Note is being given by Purchaser to Seller Representative (for the benefit of the Holders) in connection with that certain Agreement and Plan of Merger dated January 23, 2015, by and among Purchaser, Teladoc Acquisition Corp., a Delaware corporation, the Seller Representative, Compile, Inc., a Delaware corporation, the Holders and Michael Lugassy (the “Merger Agreement”), (b) the Principal Amount and interest under this Note is subject to withholding, offset and adjustment in accordance with the Merger Agreement and Section 2 below, and (c) unless otherwise indicated by Purchaser in its written notice of offset or withholding delivered in accordance with Section 11.01 of the Merger Agreement, any amounts being offset or withheld hereunder shall be offset or withheld first from the Principal Amount and then from any accrued but unpaid interest hereunder.  Capitalized terms used but not defined herein have the respective meanings given to such terms in the applicable Merger Agreement.

2.                                      Payments of Principal Amount and Interest; Offset; Forfeiture.  Subject to Section 4(b), the Principal Amount and any interest accrued thereon shall be due and payable on the dates set forth in the remainder of this Section 2.  If any payment shall become due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day.

(a)         Payment on Payment Date.  On the date that is three (3) years following the Effective Date (the “Initial Payment Date”), Purchaser shall pay to the Holders a portion of the Principal Amount (the “Initial Payment Amount”) equal to (i) the original Principal Amount of the Note, plus (ii) all accrued but unpaid interest on the Principal Amount (as such Principal Amount may be offset from time to time in accordance with the Merger Agreement), minus (iii) any amounts previously offset against the Principal Amount or interest payable hereunder in accordance with the Merger Agreement, minus (iv) the aggregate amount being withheld by Purchaser from the Principal Amount or interest payable hereunder in accordance with the Merger Agreement (the amounts being withheld in accordance with this clause (iv), the (“Withheld Amounts”).

(b)         Payment after the Initial Payment Date.  If, after the Initial Payment Date, there occurs a Final Determination that the Holders are entitled to any portion of the Withheld Amounts, Purchaser shall, within five (5) days following such

Final Determination, pay to the Holders the portion of the Withheld Amounts to which the Holders are so entitled.

3.                                      Interest.  Interest on the outstanding Principal Amount of this Note shall accrue at a simple interest rate of five percent (5%) per annum and will be calculated on the basis of a 365-day year, based on the actual number of days elapsed.  All accrued and unpaid interest shall be due and payable in accordance with Section 2 above.

4.                                      Division of Payments; Forfeiture.

(a)         All payments of the Principal Amount and interest to the Holders hereunder shall be paid to the accounts and in proportion to the respective percentage interests set forth on Schedule I attached hereto (“Percentage Interest”).

(b)         Notwithstanding anything herein to the contrary, if, prior to the Initial Payment Date, either Holder’s employment with Purchaser is terminated by Purchaser for “Cause” (as defined in such Holder’s employment agreement with Purchaser), or by such Holder without “Good Reason” (as defined in such Holder’s employment agreement with Purchaser), then (i) all rights of such Holder under this Note (including any rights to payment of Principal Amount and interest) will be automatically forfeited by such Holder, (ii) such Holder’s Percentage Interest will be automatically reduced to zero percent (0%) (but no corresponding increase will occur in the Percentage Interest of the other Holder), and (iii) any amounts previously paid to such Holder hereunder will be repaid to Purchaser within three (3) days following such termination.

5.                                      Subordination.  Notwithstanding anything herein to the contrary, this Note is subject in all respects to that certain Subordination Agreement dated of even date herewith (as the same may be amended from time to time, the “Subordination Agreement”) by and among Purchaser, Seller Representative, Holders and Silicon Valley Bank, a California corporation, the terms of which are incorporated herein by reference.  In the event of a conflict between the terms of this Note and the Subordination Agreement, the Subordination Agreement shall prevail.  No breach or default of this Note shall occur in the event that payments of the Principal Amount or interest under this Note are restricted or prohibited pursuant to the Subordinated Agreement.

6.                                      Prepayment.  Purchaser may, without premium or penalty, at any time and from time to time, prepay all or any portion of the then-outstanding principal balance of this Note, provided that each such prepayment is accompanied by accrued interest on the amount of the principal prepaid calculated to the date of such prepayment.

7.                                      Representations and Warranties.

(a)         Purchaser represents and warrants that it is duly authorized to execute, deliver and perform its obligations under this Note and to otherwise be bound to the terms and conditions of this Note, and to consummate the transactions contemplated hereby.

(b)         Seller Representative and each of the Holders represents and warrants that such Person has the capacity to execute and deliver this Note, to carry out his obligations under this Note and to consummate the transactions contemplated hereby.

8.                                      Usury.  This Note is intended to be performed in accordance with, and only to the extent permitted by, all applicable usury laws.  If any provision hereof or the application thereof to any person or circumstance shall, for any reason and to any extent, be invalid or unenforceable, neither the application of such provision to any other person or circumstance nor the remainder of the instrument in which such provision is contained shall be affected thereby and shall be enforced to the greatest extent permitted by law.  It is expressly stipulated and agreed to be the intent of the parties hereto to at all times comply with the usury and other applicable laws now or hereafter governing the interest payable on the indebtedness evidenced by this Note.  If the applicable law is ever revised, repealed, or judicially interpreted so as to render usurious any amount called for under this Note, or contracted for, charged, taken, reserved, or received with respect to the indebtedness evidenced by this Note, or if any prepayment by Purchaser results in Purchaser having paid any interest in excess of that permitted by law, then it is the express intent of the parties hereto that all excess amounts theretofore collected by Seller Representative or the Holders be credited on the principal balance of this Note (or, if this Note has been paid in full, refunded to Purchaser), and the provisions of this Note immediately be deemed reformed and the amounts thereafter collectable hereunder reduced, without the necessity of the execution of any new document, so as to comply with the then applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder.  All sums paid, or agreed to be paid, by Purchaser for the use, forbearance, detention, taking, charging, receiving, or reserving of the indebtedness of Purchaser to Holders or Seller Representative under this Note shall, to the maximum extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full term of such indebtedness until payment in full so that the rate or amount of interest on account of such indebtedness does not exceed the usury ceiling from time to time in effect and applicable to such indebtedness for so long as such indebtedness is outstanding.

9.                                      Non-Negotiable.  This Note is non-negotiable and may not be assigned, pledged or otherwise transferred in any manner whatsoever by Seller Representative or any Holder without obtaining Purchaser’s prior written consent, except through a testamentary disposition or by the laws of descent and distribution upon the death of the applicable Holder.

10.                               Entire Agreement.  This Note, the Merger Agreement and the Subordination Agreement constitute the sole and entire agreement of the parties to this Note with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

11.                               Amendment and Modification; Waiver.  This Note may only be amended, modified, supplemented or waived by an agreement in writing signed by Purchaser and the Seller Representative.  No waiver by Seller Representative of any Default (as defined below) shall operate as a waiver of any other Default or the same Default on a future occasion.  Neither the failure nor any delay on the part of Seller Representative in exercising any right, power, or remedy under this shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

12.                               Defaults and Remedies.

(a)         Events of Default.  The following events shall be considered a Default with respect to this Note:

i.                  Purchaser shall fail to make within ten (10) days of the applicable due date payment of any part of the Principal Amount or unpaid accrued interest on the Note;

ii.               Purchaser shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts as they become due, or shall file a voluntary petition for bankruptcy, or shall file any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, dissolution or similar relief under any present or future statute, law or regulation, or shall file any answer admitting the material allegations of a petition filed against Purchaser in any such proceeding, or shall seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of Purchaser, or of all or any substantial part of the properties of Purchaser; or

iii.            Within sixty (60) days after the commencement of any proceeding against Purchaser seeking any bankruptcy reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such proceeding shall not have been dismissed, or within sixty (60) days after the appointment without the consent or acquiescence of Purchaser of any trustee, receiver or liquidator of Purchaser or of all or any substantial part of the properties of Purchaser, such appointment shall not have been vacated.

(b)         Remedies.  Upon the occurrence of a Default under Section 12 hereof, at the option and upon the declaration of the Seller Representative and written notice to Purchaser, the entire unpaid Principal Amount and accrued and unpaid interest on the Note shall, without presentment, demand, protest, or notice of any kind, all of which are hereby expressly waived, be forthwith due and payable, and the Seller Representative may, immediately and without expiration of any period of grace, enforce payment of all amounts due and owing under the Note and exercise any and all other remedies granted to it at law, in equity or otherwise.

13.                               Governing Law; Waiver of Jury Trial; Venue.

(a)         This Note shall be governed by and construed in accordance with the internal laws of the State of New York] without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction).

(b)         EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS NOTE IS LIKELY TO INVOLVE

COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY TO THIS NOTE CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS NOTE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

(c)          THE PARTIES HERETO AGREE THAT ALL DISPUTES, ACTIONS, SUITS AND PROCEEDINGS ARISING OUT OF OR RELATING TO THIS NOTE MUST BE BROUGHT EXCLUSIVELY IN A STATE OR FEDERAL DISTRICT COURT LOCATED IN NEW YORK COUNTY, NEW YORK (COLLECTIVELY THE “DESIGNATED COURTS”).  EACH PARTY HERETO HEREBY CONSENTS AND SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE DESIGNATED COURTS. NO ACTION, SUIT OR PROCEEDING WITH RESPECT TO THIS NOTE MAY BE BROUGHT IN ANY OTHER FORUM.  EACH PARTY HEREBY IRREVOCABLY WAIVES ALL CLAIMS OF IMMUNITY FROM JURISDICTION AND ANY OBJECTION WHICH SUCH PARTY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING IN ANY DESIGNATED COURT, INCLUDING ANY RIGHT TO OBJECT ON THE BASIS THAT ANY DISPUTE, ACTION, SUIT OR PROCEEDING BROUGHT IN THE DESIGNATED COURTS HAS BEEN BROUGHT IN AN IMPROPER OR INCONVENIENT FORUM OR VENUE.

14.                               Counterparts.  This Note may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

15.                               Loss of Note; Waiver.  Upon receipt by Purchaser of an affidavit and evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note or any Note exchanged for it or surrender and cancellation of such Note (in the case of mutilation), the Purchaser will make and deliver in lieu of such Note a new Note of like tenor.

[SIGNATURE PAGE FOLLOWS]

EXECUTED as of the Effective Date.

PURCHASER:

TELADOC, INC.

By	/s/ Jason Gorevic
Name:	Jason Gorevic
Title:	Chief Executive Officer

SELLER REPRESENTATIVE:

/s/ Alon Matas
Alon Matas

AGREED TO AND ACCEPTED BY EACH OF THE HOLDERS:

/s/ Alon Matas
Alon Matas

/s/ Danny Bragonier
Danny Bragonier

Schedule I

Holders

Holders	Percentage Interest
Alon Matas	50%
Danny Bragonier	50%
Total	100%